UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-215654

PINNACLE FINANCIAL PARTNERS, INC.
(Exact name of registrant as specified in its charter)

c/o Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.)
3400 Overton Park Drive
Atlanta, GA
(706) 641-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.125% Fixed to Floating Rate Subordinated Notes due 2029
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

4.125% Fixed to Floating Rate Subordinated Notes due 2029: 32

EXPLANATORY NOTE

On July 24, 2025, Pinnacle Financial Partners, Inc., a Tennessee corporation (“Legacy Pinnacle”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Legacy Pinnacle, Synovus Financial Corp., a Georgia corporation (“Synovus”), and Steel Newco, Inc., a Georgia corporation (“Newco”). On January 1, 2026, pursuant to the Merger Agreement, each of Legacy Pinnacle and Synovus simultaneously merged with and into Newco, with Newco as the surviving corporation and changing its name to Pinnacle Financial Partners, Inc. (such mergers, collectively, the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Newco and U.S. Bank Trust Company, National Association entered into a supplemental indenture (the “Legacy Pinnacle Supplemental Indenture”) with respect to Legacy Pinnacle’s 4.125% Fixed to Floating Rate Subordinated Notes due 2029 (the “Legacy Pinnacle Subordinated Notes due 2029”) issued pursuant to the Indenture, dated as of September 11, 2019, between Legacy Pinnacle, as issuer, and U.S. Bank Trust Company, National Association, as trustee (as previously supplemented, amended or otherwise modified, the “Legacy Pinnacle 2019 Indenture”). Pursuant to the Legacy Pinnacle Supplemental Indenture, Newco assumed all of Legacy Pinnacle’s obligations in respect of the Legacy Pinnacle Subordinated Notes due 2029 and under the Legacy Pinnacle 2019 Indenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Pinnacle Financial Partners, Inc. (formerly Steel Newco Inc.), a Georgia corporation, as successor by merger to Pinnacle Financial Partners, Inc., a Tennessee corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Pinnacle Financial Partners, Inc. As successor by merger to Pinnacle Financial Partners, Inc.

Date: January 12, 2026	By:	/s/ Allan E. Kamensky
Name: Allan E. Kamensky
Title: Executive Vice President and Chief Legal Officer